FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         for the month of December 2002



                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of registrant's name into English)

                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F x    Form 40-F



                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes     No x
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Fila logo


         For more information, please contact:

           Fila Holding S.p.A.

           Investor Relations:
           Elena Carrera +39 015 3506 246





         December 17, 2002 (Biella, Italy) - Fila Holding S.p.A. (NYSE:FLH) announced that its Board of Directors, at a meeting held today, acknowledged that its principal shareholders, Holding di Partecipazioni Industriali (HdP), has subscribed its full proportion of Fila's previously announced capital increase for 65,934,402 new ordinary shares with an investment of Euro 105.5 million, which was effected by canceling an equal amount of financial debt outstanding from Fila to HdP.

         Giving effect to this investment, the proportion of Fila shares owned by HdP has increased from 71.9% to 91.11%.

         The share capital increase is being conducted by a rights offering to existing holders of ordinary shares and ADSs. The offering to ADS holders will commence after the registration statements which has been filed with the US Security and Exchange Commission has been declared effective. The subscription period for the share capital increase will end on February 22, 2003.

         Fila also announced that it filed today at the relevant Companies' Registrar in Italy the required announcement that its subscribed and paid in capital has increased from Euro 30,555,206 to Euro 96,489,608 , reflecting HdP's subscription.



         A registration statement relating to these securities has been filed with the Security and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy not shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2002

                                                   FILA HOLDING S.p.A.


                                                   By: /s/ Marco Isaia
                                                       -----------------------
                                                       Marco Isaia
                                                       Chief Executive Officer